

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 24, 2010

<u>Via U.S. Mail</u>

Mr. Paul F. McLaughlin
Chief Executive Officer
Rudolph Technologies, Inc.
One Rudolph Road, P.O. Box 1000
Flanders, NJ   07836

> **Re: Rudolph Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 0-27965**

Dear Mr. McLaughlin:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

     Kevin L. Vaughn
     Accounting Branch Chief